Exhibit 2

Total Divests its Remaining 15% Interest in Gina Krog Field in Norway to KUFPEC

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Agathe BRUANDET

Tel.: +33 (0) 1 47 44 76 55

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Caroline PAPAZIAN

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 31 46

Anastasia ZHIVULINA

Tel.: + 44 207 719 79 21

TOTAL S.A.

Share Capital €6 251 766 872.50

Registered in Nanterre

RCS 542 051 180

total.com

@TotalPress

Paris, September 4, 2017 — Total has signed an agreement to divest its remaining 15% interest in the Gina Krog field in Norway to Kuwait Foreign Petroleum Exploration Company (KUFPEC). This agreement builds on the 2016 transaction between Total and KUFPEC concerning Norwegian North Sea assets, which included a 15% interest in Gina Krog. The overall consideration for both deals exceeds $600 million.

“In the framework of our portfolio management and optimization of the allocation of capital, we have decided to fully divest our interest in the Gina Krog project and focus on other opportunities in Norway, which remains a key country for Total,” commented Arnaud Breuillac, President, Exploration & Production, “With the recent acquisition of Maersk Oil & Gas, announced on August 21, the Group’s position in the North Sea will be significantly strengthened, in particular in Norway, with the participation in the development of the giant Johann Sverdrup field.”

Upon completion of the sale, Total will no longer have an interest in the Gina Krog field, while KUFPEC will have a 30% stake alongside Statoil (58.7%, operator), PGNiG Upstream International (8%) and Aker BP (3.3%). The Gina Krog oil and gas field started production in June 2017.

Total Exploration & Production in Norway

Total has been present in Norway for over fifty years and has played a major role in the development of a number of large fields on the Norwegian Continental Shelf. Total holds interests in 85 production licenses (including Gina Krog), 32 of which it operates. The affiliate Total E&P Norge AS, located in Stavanger, is one of the largest contributors to the Group’s equity production with 235,000 barrels of oil equivalent per day in 2016.

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TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Agathe BRUANDET

Tel.: +33 (0) 1 47 44 76 55

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Caroline PAPAZIAN

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 31 46

Anastasia ZHIVULINA

Tel.: + 44 207 719 79 21

TOTAL S.A.

Share Capital €6 251 766 872.50

Registered in Nanterre

RCS 542 051 180

total.com

@TotalPress

About KUFPEC

KUFPEC was established by its parent company Kuwait Petroleum Corporation in 1981 to engage in exploration, development and production of crude oil and natural gas outside the State of Kuwait. It is currently active in 14 countries with 54 assets in the international upstream sector. KUFPEC is headquartered in Kuwait City, Kuwait and has additional offices in Australia, Canada, China, Egypt, Indonesia, Malaysia, The Netherlands, Norway and Pakistan.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in solar energy with SunPower and Total Solar. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

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